UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b)

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

(Amendment No. 3)*

Encore Capital Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

292554102

(CUSIP Number)

        December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒         Rule 13d-1(b)

☐         Rule 13d-(c)

☐         Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 292554102	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON ALLIANZ GLOBAL INVESTORS U.S. HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,098*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%

12	TYPE OF REPORTING PERSON HC, OO

*See Item 4.

CUSIP NO. 292554102	13G	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:
Encore Capital Group, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
350 Camino De La Reina, Suite 100
San Diego, CA 92108

Item 2	(a)	Name of Filer:
Allianz Global Investors U.S. Holdings LLC (“AGI US Holdings”)

	(b)	Filer’s Address of Principal Business Office:
1633 Broadway, New York, NY 10019

	(c)	Filer’s Citizenship:
Delaware

	(d)	Title of Class of Securities:
Common Stock

	(e)	CUSIP Number:
292554102

Item 3  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or

(k)	☐ Group, in accordance with Rule13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution .

CUSIP NO. 292554102	13G	Page 4 of 5 Pages

Item 4	Ownership.

(a)	Amount beneficially owned: 201,098

(b)	Percent of Class: 0.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

Allianz Global Advisors U.S. LLC (“AGI US”): 0

Allianz Global Investors GmbH (“AGI GmbH”): 146,835

Allianz Global Investors Asia Pacific Ltd (“AGI AP”): 0

Allianz Global Investors Taiwan Ltd. (“AGI Taiwan”): 0

(ii)	Shared power to vote:

AGI GmbH: 54,263

(iii)	Sole power to dispose or direct the disposition of:

AGI US: 0

AGI GmbH: 201,098

AGI AP: 0

AGI Taiwan: 0

(iv)	Shared power to dispose or direct the disposition of: 0

Each of the entities named in this Item 4 (collectively, the “AGI Advisers”) is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, and a directly or indirectly wholly-owned subsidiary of AGI US Holdings except that AGI GmbH, AGI AP, and AGI Taiwan, affiliates (but not a subsidiaries) of AGI US Holdings, are non-U.S. institutions as described in Item 3(j).

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which an AGI Adviser is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to an AGI Adviser investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, AGI US Holdings treats the AGI Adviser as having sole investment discretion or voting authority, as the case may be, for purposes of Schedule 13G filings unless the agreement specifies otherwise. Accordingly, this Schedule 13G reports that each AGI Adviser has sole investment discretion and voting authority over the securities covered by any such investment management agreement. Each AGI Adviser may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act. Because AGI US Holdings is the parent holding company of the AGI Advisers that are its subsidiaries, it may be deemed to beneficially own the securities held by those AGI Advisers’ clients or accounts.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned, or deemed to be beneficially owned, by certain subsidiaries and affiliates of AGI US Holdings. It does not include securities, if any, beneficially owned by affiliates of AGI US Holdings whose ownership of securities is disaggregated from that of AGI US Holdings and the AGI Advisers in accordance with that release.

AGI US Holdings and the AGI Advisers believe that they do not constitute a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the securities reported in this Schedule 13G held by any of them or by any persons or entities for whom or for which

CUSIP NO. 292554102	13G	Page 5 of 5 Pages

any AGI Adviser provides investment management services. Each of AGI US Holdings and the AGI Advisers also disclaims beneficial ownership of these securities except to the extent of that filer’s pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4. Each client of an AGI Adviser named in this Schedule 13G has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. No one client holds more than five percent of such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Items 3 and 4.

Additionally, AGI US is an investment adviser as described in Item 3(e), and is registered under Section 203 of the Investment Advisers Act of 1940. AGI GmbH, AGI AP and AGI Taiwan are non-U.S. institutions as described in Item 3(j). AGI GmbH is a German investment adviser, AGI AP is a Hong Kong investment adviser, and AGI Taiwan is a Taiwan investment adviser.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

ALLIANZ GLOBAL INVESTORS U.S. HOLDINGS LLC

By:	/s/ Paul Koo
Director and US Head of Business and Regulatory Compliance